Exhibit 12

E.  I.  DU  PONT  DE  NEMOURS  AND  COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2015	2014
Income before income taxes	$1,601	$1,802
Adjustment for companies accounted for by the equity method	4	41
Less: Capitalized interest	(20)	(11)
Add: Amortization of capitalized interest	9	9
	1,594	1,841
Fixed charges:
Interest and debt expense	84	103
Capitalized interest	20	11
Rental expense representative of interest factor	27	25
	131	139
Total adjusted earnings available for payment of fixed charges	$1,725	$1,980
Number of times fixed charges earned	13.2	14.2